SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XI Notes in a principal amount of USD 15,812,209, due 2024.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on October 2, 2023, will start the payment of the fifrh installment of interests related to its Series XI Notes issued on March 31, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	October 2, 2023
Number of service to be paid:	Fifth installment of interests
Period comprised by the payment:	March 31, 2023 / September 30,2023
Concept of payment:	Interests (100%)
Payment Currency:	ARS (Argentine pesos) at applicable exchange rate.
UVA exchange rate	USD 15,812,209.00
Annual Nominal Interest:	5,00%
Interest being paid:	USD 396,388.25
Capital being paid:	-

Interests will be paid to the people at whose name the Notes were registered as of September 29, 2023 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

September 29, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets